CDnow, Inc.
                               1005 Virginia Drive
                            Fort Washington, PA 10004


                                                                  April 21, 1999

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeff Epstein


                  Re: N2K Inc. Registration
                      Statement on Form S-1
                      (File No. 333-57391)
                      ---------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, I hereby request on behalf of N2K Inc. (the "Company") that the above-referenced Registration Statement be withdrawn. In connection with this request, I hereby confirm that neither offers to sell securities nor sales of securities were effected in reliance upon the above-referenced Registration Statement.

     Subsequent to the filing of the Registration Statement, all of the shares of Common Stock of the Company were acquired by CDnow, Inc., a Pennsylvania corporation ("CDnow"), and the Company is now a wholly-owned subsidiary of CDnow. The stockholder whose shares of the Company's Common Stock were to have been registered pursuant to the Registration Statement no longer owns such shares but, as a result of the acquisition, is instead a stockholder of CDnow. Therefore, the Company has abandoned the proposed registration.


                                                N2K Inc.

                                          By:   /s/ David A. Capozzi
                                                ------------------------------
                                                David A. Capozzi,
                                                Vice President, General Counsel
                                                and Secretary, CDnow, Inc. and
                                                   N2K Inc.

cc: Jeff Epstein
    Securities and Exchange Commission

    Frank E. Morgan, II
    Dewey Ballantine LLP